Mail Stop 4561

August 21, 2007

Melbourne F. Yull
Executive Director
Intertape Polymer Group Inc.
3647 Cortez Road West
Bradenton, Florida 34210
(941) 727-5788

> **Re:** **Intertape Polymer Group Inc. (File No. 001-10928)**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Form 6-K filed August 13, 2007**

Dear Mr. Yull,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 4. Certifications

1.   The language of the certifications required by Instruction B(6)(a)(1) of Form 40-F must be provided exactly as stated therein. As such, in future filing, the title of the officers should not be included in the first sentence pursuant to the format of the certifications in the Instructions to Form 40-F.

Exhibit 2. 2006 MD&A and Audited Annual Financials

Bank Indebtedness and Credit Facilities, page 20

2.   You disclose that your credit ratings are below investment grade and that this
        negative outlook reflects the limited room under financial covenants in your
        secured facilities (your page 44 of your Form 40-F). Describe how the covenant
        restrictions lower your available credit (i.e., the maximum total leverage ratio).
        Please explain in greater detail how your credit rating and the increasing
        restrictions on your credit availability affect your liquidity. Clearly indicate the
        impacts of these events on your cash management needs. Since the decrease in
        credit availability appears to be a trend, indicate whether it is reasonably likely
        that you might not have any or sufficient credit available to sustain your liquidity.
        Demonstrate how your current disclosure adequately discusses and analyzes the
        impact of these events on your liquidity.

Notes to Consolidated Financial Statements

Note 14 – Long-Term Debt

(a) Senior Subordinated Notes, page 56

3.   Your disclosure indicates that the Senior Subordinated Notes are guaranteed by
        the Company and substantially all of its existing subsidiaries. Tell us how you
        considered the requirements of Rule 3-10 of Regulation S-X, including all of the
        disclosure requirements outlined in Note 5 to paragraph (d).

Note 19 – Difference in Accounting between the United States of America and Canada

(f) Interest rate swap agreements, page 31

4.   We note your disclosure that your outstanding interest rate swap agreements have
        been designated as fair value hedges and changes in the fair value are reported in
        comprehensive income. For U.S. GAAP purposes, tell us how your accounting
        for these fair value hedges complies with paragraph 22 of SFAS 133 which
        indicates that gains and losses on qualifying fair value hedges should be
        recognized currently in earnings.

<u>Form 6-K filed August 13, 2007</u>

<u>IPG 2007 Second Quarterly Report</u>

<u>Consolidated Balance Sheets</u>

5.   We note that you have reported $67,190 thousand of goodwill as of June 30, 2007, and we also note no indications of any impairment analysis. For U.S. GAAP purposes, tell us how you considered paragraph 28 of SFAS 142 in determining that there were no events occurring or circumstances changing between your annual impairment tests to indicate that the fair value of your reporting unit may be below the carrying amount. In this regard, we note significant events and changes in circumstances that occurred during the six months ended June 30, 2007. For example, there was a significant change in the strategic direction of your company upon the annual shareholders' meeting in June 2007. In addition, your stock price and market capitalization has declined throughout 2007. Also, tell us how your analysis of goodwill impairment differs for Canadian GAAP purposes, if at all.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief